Cust Corp.

Statement of Cash Flows

(Unaudited)

	For the Period November 22, 2021 (Inception) to December 31, 2021
Cash flows from operating activities:	
Net loss	$ (111)
Adjustment to reconcile net loss to net cash used in operating activities:	
Add stock based compensation	111
Net cash used in operating activities	-
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities:	
Net cash used in financing activities	-
Net cash increase for period	-
Cash at beginning of period	-
Cash at end of year	$ -

Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -